# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: First Watch Restaurant Group, Inc., CIK 0001789940
CUSIP: 33748L101
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida (FL), 34201
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001140361-22-005076
Filed by CIK 0001034196

## Reporting persons
- ADVENT INTERNATIONAL, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,689,784; sole dispositive power 0; shared dispositive power 14,689,784; aggregate amount beneficially owned 14,689,784 (24.1% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of common stock, $0.01 par value per share ("Common Stock") outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the Securities and Exchange Commission (the "SEC") on August 5, 2025.
- ADVENT INTERNATIONAL GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,689,784; sole dispositive power 0; shared dispositive power 14,689,784; aggregate amount beneficially owned 14,689,784 (24.1% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of Common Stock outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 5, 2025.
- Advent International GPE VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 14,689,784; sole dispositive power 0; shared dispositive power 14,689,784; aggregate amount beneficially owned 14,689,784 (24.1% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of Common Stock outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 5, 2025.
- GPE VIII GP S.a.r.l.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,071,581; sole dispositive power 0; shared dispositive power 10,071,581; aggregate amount beneficially owned 10,071,581 (16.5% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of Common Stock outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 5, 2025.
- GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,997,295; sole dispositive power 0; shared dispositive power 3,997,295; aggregate amount beneficially owned 3,997,295 (6.6% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of Common Stock outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 5, 2025.
- AP GPE VIII GP Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 620,908; sole dispositive power 0; shared dispositive power 620,908; aggregate amount beneficially owned 620,908 (1% of the class)
  Comment: The percent of class was calculated based on 61,023,971 shares of Common Stock outstanding as of August 1, 2025, as reported on the Form 10-Q filed by the Issuer with the SEC on August 5, 2025.

## Item 1. Issuer
Name of issuer: First Watch Restaurant Group, Inc.
Address of issuer's principal executive offices: 8725 Pendery Place, Suite 201, Bradenton, Florida, 34201

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":

(i) Advent International, L.P. (f/k/a Advent International Corporation) a Delaware limited partnership ("International LP")
(ii) Advent International GP, LLC, a Delaware limited liability company ("International GP LLC")
(iii) Advent International GPE VIII, LLC, a Delaware limited liability company ("International GPE VIII, LLC")
(iv) GPE VIII GP S.a.r.l., a Luxembourg Societe a responsabilite limitee ("GP Sarl")
(v) GPE VIII GP Limited Partnership, a Cayman Islands limited partnership ("VIII GP LP")
(vi) AP GPE VIII GP Limited Partnership, a Delaware limited partnership ("AP GP")
Address of principal business office or, if none, residence:
Prudential Tower, 800 Boylston Street, Suite 3300
Boston, Massachusetts 02199-8069.
Citizenship: See responses to Item 4 on each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See responses to Item 9 on each cover page.

The reported securities are directly held by the following:

* GP Sarl is the general partner of Advent International GPE VIII Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-B-1 Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-B-2 Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-B-3 Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-B Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-C Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-D Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-F Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-H Limited Partnership, a Delaware limited partnership; Advent International GPE VIII-I Limited Partnership, a Delaware limited partnership; and Advent International GPE VIII-J Limited Partnership, a Delaware limited partnership (collectively, the "Advent VIII Luxembourg Funds");

* VIII GP LP is the general partner of Advent International GPE VIII-A Limited Partnership, a Cayman Islands limited partnership; Advent International GPE VIII-E Limited Partnership, a Cayman Islands limited partnership; Advent International GPE VIII-G Limited Partnership, a Cayman Islands limited partnership; Advent International GPE VIII-K Limited Partnership, a Cayman Islands limited partnership; and Advent International GPE VIII-L Limited Partnership, a Cayman Islands limited partnership (collectively, the "Advent VIII Cayman Funds"); and

* AP GP is the general partner of Advent Partners GPE VIII Limited Partnership, a Delaware limited partnership; Advent Partners GPE VIII Cayman Limited Partnership, a Cayman Islands limited partnership; Advent Partners GPE VIII-A Limited Partnership, a Delaware limited partnership; Advent Partners GPE VIII-A Cayman Limited Partnership, a Cayman Islands limited partnership; and Advent Partners GPE VIII-B Cayman Limited Partnership, a Cayman Islands limited partnership (collectively, the "Advent VIII Partners Funds").

International GP LLC is the general partner of International LP, and International LP is the manager of International GPE VIII, LLC. Each of International LP and International GP LLC may be deemed to have voting and dispositive power over the shares directly held by the Advent VIII Luxembourg Funds, the Advent VIII Cayman Funds and the Advent VIII Partners Funds. International GPE VIII, LLC is the manager of GP Sarl and the general partner of each of VIII GP LP and AP GP.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this statement, and such beneficial ownership is expressly disclaimed by the Reporting Persons.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
https://www.sec.gov/Archives/edgar/data/1034196/000114036124007952/ef20021611_ex99-1.htm

## Signatures
- ADVENT INTERNATIONAL, L.P.: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/12/2025)
- ADVENT INTERNATIONAL GP, LLC: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/12/2025)
- Advent International GPE VIII, LLC: /s/ Justin Nuccio, Justin Nuccio / Manager (08/12/2025)
- GPE VIII GP S.a.r.l.: /s/ Justin Nuccio, Justin Nuccio / Manager (08/12/2025)
- GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/12/2025)
- AP GPE VIII GP Limited Partnership: /s/ Neil Crawford, Neil Crawford / Vice President of Finance (08/12/2025)